Exhibit 13.6

Exodus Live Investor Webcast	Friday, 12th March 2021

Exodus Investor Webcast

Friday, 12th March 2021

Forward-looking statements

This communication contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. In some cases, you can identify forward-looking statements by the following words: “will,” “expect,” “would,” “intend,” “believe,” or other comparable terminology. Forward-looking statements in this document include, but are not limited to, statements about our future financial performance, our business plan, our market opportunities and beliefs and objectives for future operations. These statements involve risks, uncertainties, assumptions and other factors that may cause actual results or performance to be materially different. More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the “Risk Factors” and “Management’s Discussion & Analysis” sections of our offering statement on Form 1-A. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements

Testing the Waters

This communication may be deemed “testing the waters” material under Regulation A under the Securities Act of 1933. We are not under any obligation to complete an offering under Regulation A. We will only be able to make sales after the Securities and Exchange Commission (SEC) has qualified the offering statement that we have filed with the SEC. The information in that offering statement will be more complete than the information we are providing now, and could differ in important ways. You must read the documents filed with the SEC before investing. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. An indication of interest involves no obligation or commitment of any kind. Any person interested in investing in any offering of Exodus’s Class A common stock should review our disclosures and the publicly filed offering statement and the preliminary offering circular that is part of that offering statement at https://www.sec.gov/Archives/edgar/data/1821534/000114036121006439/nt10013846x8_1a.htm.  Exodus is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services.

No offer to sell securities or solicitation of an offer to buy securities is being made in any state where such offer or sale is not permitted under the blue sky or state securities laws thereof.  No offering is being made to individual investors unless and until the offering has been registered in that state or an exemption from registration exists.  Exodus intends to complete an offering under Tier 2 of Regulation A and as such intends to be exempted from state registration pursuant to federal law. Although an exemption from registration under state law may be available, Exodus may still be required to provide a notice filing and pay a fee in individual states. No offer to sell securities or solicitation of an offer to buy securities is being made in any international jurisdiction where such offer or sale is not permitted under the securities laws thereof.  No offering is being made to individual investors unless and until the offering has been approved by a competent authority in such international jurisdiction or is made in accordance with an exemption from the relevant international jurisdiction’s securities laws.

Exodus Live Investor Webcast	Friday, 12th March 2021

Opening Remarks

Christopher Kingsley

Chief Marketing Officer, Exodus

Introduction

Good morning and welcome to our webcast to introduce you to Exodus and answer any questions you might have about our potential Regulation A+ public offering.  Please note that we are required to show you these forward looking and testing the water statements that are scrolling on the screen right now; I hope you can read them extremely quickly.

I am CK, Christopher Kingsley, the Chief Marketing Officer here at Exodus and with me today is JP Richardson, our CEO and Co‑Founder, who sets the company vision and keeps us on our mission.  While JP is not coding our platforms himself anymore – we have a large engineering team for that – JP has published hundreds of open source libraries that receive over a billion downloads a month.  Also on the call today is our Chief Financial Officer, James Gernetzke.

Agenda

In a moment, JP will briefly introduce you to Exodus, tell you about our potential Regulation A+ offering, review our business and how we expect to grow.  He will then open up the call to questions.  We have already received a lot of questions ahead of time, thank you very much to the people who submitted them, but you can also submit more in the chat box over to the left.  After JP is done, I will moderate a question and answer session where I will ask your questions directly to JP and James.  We will go through as many as possible and then we will be done at the top of the hour.

With that, over to you, JP.

Introduction to Exodus

JP Richardson

CEO and Co‑Founder, Exodus

The Company

Background and mission

Thank you, CK.  Welcome, everybody, for joining us for this historic moment and having a conversation with us here today.  As CK mentioned, I am going to talk about the history of Exodus and where we are going, but before that let me start with our name.

Exodus is an escape from the traditional financial system and the reason that that is so important is that money, the most important commodity, is controlled by big, centralized institutions and we think that is a problem.  Our mission is, by 2030, to help of the world exit the traditional financial system.  Exodus is the most beautiful, easy to use cryptocurrency platform to allow you to send, receive and exchange up to 10,000 trading pairs all within one beautiful interface.  The key with Exodus is it is all about control, empowering you to control your wealth.  One million people trust Exodus to keep their wealth secure.

Exodus Live Investor Webcast	Friday, 12th March 2021

Let me take you back to 2015, where it all started.  My Co‑Founder Daniel and I founded Exodus in Nebraska.  Daniel has the design expertise; his design experience is at Luis Vuitton, Nike, BMW, Apple and Disney and, as CK mentioned, I have a software engineering background where my open source code is downloaded almost a billion times a month.  He and I came together and we realized that to build a company in a decentralized future, because that is where things are headed, we knew that we had to have unconventional thinking.  What do I mean by that?

The first thing is we started this company to be remote‑only from day one, back in 2015, and we had a secret weapon, which I will tell you about in just a moment.  Being remote‑only allowed us to recruit talent all over the world; whether it is Russia, Jordan, UK, wherever, it does not matter.

Now for the secret weapon.  As you may have guessed, the secret weapon is Bitcoin.  We pay 100% of our salaries in Bitcoin and that allowed us to go to everybody and we could use that also as a filter: are you mission driven?  Do you care about the mission?  We are proud to say that, today, we have 122 mission‑driven people all receiving 100% of their salaries in Bitcoin.  Again, it is about thinking about the future in an unconventional manner.

Ethos of transparency

In addition to that, we have an ethos of transparency.  Internally, all of our salaries are 100% transparent, because we have a long‑term aspiration for our company to be the most transparent company in the world.  What that means is we want to create no differentiation between what is a public company and, basically, private information; if something is material and it is important, it goes straight to the website.  We are going to be the most transparent company in the world.  Again, this is all rooted in unconventional thinking, but we know that transparency breeds trust and that is why this is so important to us.

Rationale for starting company

Why did we start Exodus?  It was all about control and empowering people to control their money, control their assets.  You deserve to be in control.  Daniel and I did not want to hold our assets on an exchange.  We did not want to download multiple wallets to maintain a bunch of assets.  We saw what happened with the exchanges.  We saw the hacks.  When the serves went down, we saw how people were limited from accessing their money.  We saw a better future and that is why we created Exodus, because we wanted you to have control.

Development timeline

It was on December 9, 2015 when we had our first release of Exodus and we knew that we had to create a disciplined organization that would ship new updates every two weeks.  I will never forget that Daniel’s wedding fell on a day that we were due to ship and we still shipped.  We have not missed one release since December 9, 2015, which was the first release of Exodus.

In 2016, we raised $500,000.

2017 was about proving that this business could work and it was in February 2017 when we made $3,000.  Contrast that with February 2021 when we made about $9 million.  We were able to prove that this business works.

Exodus Live Investor Webcast	Friday, 12th March 2021

2018 brought the bear market and it was hard for a lot of people, but we saw an opportunity for us to make the software more stable, the backend infrastructure more reliable and use it as an opportunity to create the exchange aggregators so that we could pull in a number of exchange providers and create a seamless exchange experience.

2019 brought with it a lot of customers demanding that we release Exodus for the mobile and fortunately for these customers, we were thinking along the same lines and that is when we delivered Exodus for the mobile.  Today, over two million people have downloaded Exodus for the mobile.  In addition to that, in 2019, people requested that we add support for a hardware wallet and so we integrated the Trezor Hardware Wallet, because we know that there are some people who demand security in a cold storage system more than anything and we wanted to make sure that they could still use our beautiful user interface.

2020 brought with it the start of our app platform, because we know that cryptocurrency cannot just be about something that you hold and speculate on, it has to be useable, so we brought Compound Finance so you can earn interest rate on your cryptocurrency; we brought SportX so you could wager with cryptocurrency; and we brought the Lend and Earn app so that you can earn a return on your cryptocurrency via staking.

In addition to that, in accordance with our mission of helping the world exit the traditional financial system, we had to make it easy for people to buy cryptocurrency.  We are proud to say that with the Apple Pay experience you can buy Bitcoin in under two minutes with Exodus and Apple Pay.  We are the only cryptocurrency platform that can make that claim today.

Now, in 2021, it is our big offering and what you came here for today and I will talk about that in just one minute.

Short‑term vision

Let me talk a little bit about our short‑term vision.  We are going to make this easy and safe.  That is what this world needs; it needs cryptocurrency to be easy and safe.  For anyone, from the average person who is just starting their journey in cryptocurrency all the way to your grandma, it has to be easy and safe.  They should be able to take $100 from their checking account, move it into a smart contract platform like Compound Finance, earn interest on that money and not have to worry about it at all.  It has to be easy and safe.

Again, in the theme of being unconventional and why you showed up today, it is about this offering, the offering that we are making history on.  We are doing a public offering on the blockchain 100% with cryptocurrency.  The reason this is so important is because we see a future where you control your assets and it is 100% decentralized.  You can think of it as the anti‑Robinhood.

Thank you for being here with us today.  We are excited to have this conversation with you and excited to answer your questions.

Thank you.

Exodus Live Investor Webcast	Friday, 12th March 2021

Q&A

Christopher Kingsley: Thank you, JP.  We are now going to go through the questions that we received ahead of time.  Thank you so much to everybody who submitted them, we will try to get through as many as we can.

We will start right at the top.  ‘Are you profitable?  How do you make money?  Do you expect to grow?’

JP Richardson: We are very profitable.  The way that we make money today is by taking 2% per exchange.  The way that we expect to grow is by acquiring new customers via marketing and adding additional features.  As I mentioned, in accordance with our mission, today you can only buy Bitcoin inside of Exodus with Apple Pay.  For the future, we know that a lot of people around the world do not have iPhones or Apple Pay and so we are going to make it easy for people everywhere to buy Bitcoin and cryptocurrency, whether it is with credit cards, banks or even cash.  Those are the big efforts that we are going to do.  In addition, with this offering we will show the world, with your help, that this is going to be successful.  Other companies are going to want to offer stock directly inside of Exodus, using our platform, and that will be a big initiative that we will be able to make money from in the future.

Christopher Kingsley: Awesome.  ‘What specifically are you going to do with the money that is raised?’

JP Richardson: The key thing is, again, making it easy for anybody in the world to onboard into cryptocurrency.  It has to be easy.  Today, all of our success has been seen mostly with people already having cryptocurrency and so we have to make it easy.  In addition, we see a future where we have to make access to DeFi easy, add support for NFTs, create NFT marketplaces.  There is a bunch of really interesting things happening in this ecosystem and we just have to make it easy for people.

Christopher Kingsley: ‘You mentioned a second ago about expanding this product to others.  Do you plan to replicate this model and are there revenue opportunities in the future that could come from other companies going public on the blockchain?’

JP Richardson: Absolutely.  That is the big key here.  We are building this platform up directly inside of Exodus.  We are building the infrastructure so that people and companies can come in and raise money easily.  Fortunately, now there are regulations in the United States that make this really easy on a regulatory front.  Many people are not familiar with what is called ‘Regulation CF’, which allows a very small‑cap company to raise up to $5 million and they can do it all directly to our customers.  Once a number of companies have done this, we have created a new marketplace where other people will be able to trade and sell digital securities.

Christopher Kingsley: ‘What is the intended date for the public offering and can you please indicate the timeline and where the purchase will be able to be made?’

JP Richardson: We plan for this to go live in 3‑4 weeks, pending SEC approval of course, but in 3‑4 weeks is when the offering will start.  Once it is live, we anticipate it is going to be quick.  After that, people will be able to trade their assets on our partner tZERO, in the tZERO marketplace.  Eventually, we will bring in support for tZERO directly inside of Exodus.

Exodus Live Investor Webcast	Friday, 12th March 2021

Christopher Kingsley: ‘What are the minimum funds required to invest?’

JP Richardson: One share, $27.42 is how it is going to start out of the gate, because we do not want to exclude anybody.  We do not want to make this something where you have to have a minimum of $10,000.  That is the cool thing about this offering, that it is for the public.  Accredited investors or non‑accredited investors it does not matter, so the minimum is just one share, $27.42.

Christopher Kingsley: ‘You were saying Exodus needs to receive qualification from the SEC.  Can you describe the ways that people are able to pay for their stock?  Are they able to do a wire transfer, for instance, or do they have to do something else specifically?’

JP Richardson: It is 100% in cryptocurrency to purchase the stock and that is part of what makes this so novel and so unique.  There is no wire transfers, it is just 100% cryptocurrency, Bitcoin, Ethereum and, as many of you know, USDC is a dollar stablecoin.  Those are the three cryptocurrencies that will be supported to purchase Exodus shares.  The reason that we are doing this is this allows us to reward those native to cryptocurrency and we can keep Wall Street out.  It is just 100% cryptocurrency and if Wall Street really wants to participate, they are going to have to buy Bitcoin, Ethereum or USDC.

Christopher Kingsley: ‘All cryptocurrencies saw kind of an uptick last quarter.  How can Exodus differentiate themselves from the competition?’

JP Richardson: The biggest thing that differentiates us from the competition is our design and user experience.  However, long term it is going to be about creating new marketplaces, so here we are.  We are creating a new marketplace.  We are working with our one million customers to build up this new marketplace of allowing people to buy and sell shares in other companies.  We believe that, by doing this, this will create a new marketplace and will have strong network effects as a basis for differentiating ourselves from our competition.

Christopher Kingsley: ‘When will the public know that this offering is qualified and approved and when will we know we will be able to buy our shares?’

JP Richardson: We will make a lot of noise about this, rest assured.  We will not be quiet as we get closer to this, but the way that is going to happen is we will, of course, tweet about it.  If you have already signed up to our mailing list on exodus.com, we will let you know there.  In addition, if you have signed up to participate in this offering by downloading Exodus and you have created an account with our partner Securitize, we will let you know that the offering is live via an email.

Christopher Kingsley: ‘How is this Regulation A+ offering different from other traditional IPOs?’

JP Richardson: The key is that it is 100% on the blockchain.  What that means is the shares are going to be digitally represented on the blockchain.  Our vision is that you will be able to take those shares and if you do not like what we are doing, you can go to any other platform.  You control those shares, unlike what happened with Robinhood.  We do not like closed ecosystems and so you will be able to take those shares to other platforms in the future.  The big difference, though, is that this is 100% on the blockchain, with the shares being digitally represented on the blockchain and the purchase of the shares only being done in the blockchain.  In addition, I should have mentioned this, as part of our unconventional thinking and the way that we act unconventionally is that Exodus does not have any venture capitalists, so we do not have to please venture capitalists to do an IPO.  That is why we are able to go direct to our customers, to our fans and help to create superfans, to create a new ecosystem 100% on the blockchain.  This is how it is different, because it is going to give everybody control and transparency, all in the spirit and ethos of the blockchain.

Exodus Live Investor Webcast	Friday, 12th March 2021

James Gernetzke (CFO, Exodus): From the traditional finance perspective, another big differentiator is we did not use an investment bank.  We did not go through Wall Street to do this public offering.  I just wanted to throw that in there.

JP Richardson: Yes, absolutely.

Christopher Kingsley: ‘What are the biggest risks that you see in the future for Exodus?’

JP Richardson: The biggest risk is, firstly, these markets are cyclical, as you have seen and as everybody knows.  We had a bull run in 2017 and things went out really well and we are having a bull run right now.  Markets are cyclical and so we need to make sure that we have captured enough of the market share and that we capture more market share in the future.  That is the biggest risk.  In addition, I would say building this infrastructure in a way that makes it safe and secure for people to trust that if you are going to have a million dollars on your Exodus mobile wallet or a million dollars in your Exodus desktop wallet, you do not have to worry about anything, it is 100% safe.  Building up this infrastructure and getting people to feel really safe is going to be very important.

James, you might have additional risks that you want to add to that.

James Gernetzke: Obviously, please read the risk factors section in our Regulation A filing.

JP Richardson: There are 36 of them, is that right?  How many are there?

James Gernetzke: I do not remember the total number, but there are a lot of them.  We wanted to add aliens coming down from space as a risk factor, but we decided against it.  There are a lot of risks.  We do not know what governments are going to do around the world.  I think it is a very good sign, just in general, the growing acceptance of Bitcoin and cryptocurrency, but there are always regulatory risks and things like that that we actively monitor and work with all of our partners to manage.  We are hiring like crazy.  We need developers and customer service folks, so we are hiring like crazy and we are planning on growing like crazy, so there is always the chance that we will not be able to get those people.  We think we will: the world is our oyster; we are not tied to Silicon Valley or New York or Austin or even the United States.   I think we are in a good spot to manage all of the risks we just mentioned, but check the Reg A filing.

JP Richardson: James, I loved that you plugged that we are hiring like crazy.  That is absolutely right and I am going to plug exodus.com/careers.  If you are watching and you like what we are talking about, you like this mission, you want to empower people to control their wealth, you want to help people exit the traditional financial system, head on over to exodus.com/careers and join us.  Absolutely join us, because James is right: getting talent around the world, the world is our oyster and it is absolutely awesome.  That is why we are remote‑only, 100% of salaries paid in Bitcoin, the world is our oyster.  However, we have to go out and find those people and so, yes, absolutely go to exodus.com/careers.  James, thank you for bringing that up.

Exodus Live Investor Webcast	Friday, 12th March 2021

Christopher Kingsley: ‘If I am subscribed to the Regulation A+ offering on Exodus’ shares app, when do I need to fund my wallet if I want to be able to invest?’

JP Richardson: You should fund your wallet as soon as possible to make sure that you are ready to go, because we still do not know exactly the timeframe.  We know that it is roughly 3‑4 weeks, but we do not know that it is going to be on some date at 9.00 am, 10.00 am or whenever.  You want to be ready to go and so you should fund your wallet as soon as possible and be ready to go.

Christopher Kingsley: This writer is interested in regulatory navigation and they ask, ‘Who is your lawyer and how confident are you about the SEC agreeing to let you do this?’

JP Richardson: We have the best firm in the industry working on this.  I am going to plug them right now and I hope they are happy that I am going to plug them.  Wilson Sonsini is a wonderful law firm that is helping us with this.  The reason I say they are so wonderful is that they have experience in doing something similar already.  There are two previous Regulation A offerings, however, they were not stock or common stock equity offerings, they were token offerings.  You may have heard of the companies YouNow and Blockstack.  Wilson Sonsini has the experience of working with these two companies to make their offering a reality and so we are very confident that we will make this a reality and we will make history here.

Christopher Kingsley: ‘Why are you using the blockchain for this offering?  What are the advantages?’

JP Richardson: It is all about the ethos of transparency and control.  Imagine you knew you could look at, say, a cap table of all the investors of a public company.  You cannot; a lot of that is shrouded in secrecy.  The blockchain starts the ethos of transparency, but it also gives the ethos of control and so, again, we see a future where all stocks are on the blockchain.  In fact, I saw a tweet from an investor probably a couple of months ago and the tweet said, ‘What market does not exist today that will be a multi‑trillion dollar market in 10 years?’  My response to that was, ‘Stocks on the blockchain’.  If you look at what is happening in the world today, people are not trusting centralized institutions anymore.  They are not thinking, ‘Oh, I really feel good about that hedge fund’.  They are not.  People are increasingly distrusting big, centralized institutions.  That trend is not going to change and it started in 2008 with the financial crisis.  The blockchain allows us to take back control and that is why this is so important.

Christopher Kingsley: A related question from another viewer, ‘You say that you are the anti‑Robinhood.  Can you explain that further?’

JP Richardson: Absolutely.  Let us take cryptocurrency inside of Robinhood.  If you buy Bitcoin inside of Robinhood, you cannot remove it from Robinhood.  You must liquidate your position and have a tax penalty to liquidate your Bitcoin from Robinhood.  We do not like that.  In addition, if you buy stocks in Robinhood, say GameStop or any other one, and you decide, ‘You know what?  I do not like what Robinhood is doing right now.  I want to take these stocks to a different platform’, you are not able to do that very easily.  You have to call up somebody on the phone, you have to do a bunch of weird transfers and it takes days.  Sending stocks should be as simple as sending cryptocurrency.  Many of you know that when you want to send Bitcoin you just paste in a Bitcoin address, you type in the amount and you press Send.  It is that simple.  Why is it not that simple with stocks today?  It should be, and so when we talk about the anti‑Robinhood we are talking about a vision of the future.  A vision where it gives you the control, where sending stocks, exchanging stocks, trading stocks is as easy as trading cryptocurrency and sending cryptocurrency.  That is what that means.

James Gernetzke: As a person who formerly bought and sold a lot of stocks in my past, there is the two‑day settlement, there are the margin issues, there are all these things that happened with Robinhood that are not a problem if everything is on the blockchain.  Bitcoin transactions settle in minutes, maybe hours, not days and, fundamentally, that is the way the vision JP laid out is different from the traditional system.

Exodus Live Investor Webcast	Friday, 12th March 2021

JP Richardson: That is a great point.  A lot of people do not know or understand that the US stock market is powered by an institution called I believe it is the DTCC, which means that although Robinhood’s interface makes it so it feels pretty instant, the settlement time actually takes two days.  The blockchain allows us to make that settlement time near‑instant, at the speed of one confirmation.

Christopher Kingsley: A follow up question from another viewer: ‘Are you concerned that your platform will be overwhelmed and temporarily shutdown like what happened to Robinhood this spring?’

JP Richardson: Every platform that has a lot of traffic can definitely have issues, but the key thing is that if Exodus is ever overwhelmed or cannot provide any kind of access at that moment in time, you always have your 12‑word secret phrase that you can take to any other platform.  Many people do not think about that when it comes to cryptocurrency.  That is why it is so important, the phrase, not your keys, not your coins.  Let us say you transfer money into Exodus.  Within a matter of moments it will say, ‘Hey, it is super important that you backup your wallet with this 12‑word secret phrase’.  Then this 12‑word secret phrase allows you to go to any other platform if you do not like what we are doing or if you feel that we have reliability issues that you do not like.  That is the key.  With Robinhood you do not have that.  You do not have a 12‑word secret phrase where you can sit there and say, ‘I do not like this.  I am going to go somewhere else’.  You look at Robinhood and you are like, ‘I am stuck, my money is stuck, it is trapped’.  With Exodus, at any moment in time, you always have that 12‑word phrase, that secret phrase at your disposal.  That is one of the unique things about the blockchain and what is so wild about this, that you can take this 12‑word phrase – you could memorize it, if you wanted to – and you could have nothing in your possession at all and you can go anywhere in the world, take that 12‑word phrase, load it up on a wallet and have instant access to your wealth.  It is your keys, your coins, your wealth.  That is what that means.

Christopher Kingsley: While we are halfway through here, I did just want to point out to anybody who is watching or has other viewers they know would like to consume this content later, there will be a replay on exodus.com/investors that will be posted shortly, probably early next week.

In a similar vein of questioning, about the recent rise in retail investors’ funding, this viewer writes ‘So many companies are raising funds from retail investors and other oversubscribed crowdfunding opportunities have been quite a pain, with many people missing out on the round.  Will this be the same?’

Exodus Live Investor Webcast	Friday, 12th March 2021

JP Richardson: It does not have to be.  There are a lot of people excited about this.  The interest we are receiving today is overwhelming, so if you do not want to miss out you have to be ready to go.  You have to, today, make sure that you are signed up and registered.  When I say, ‘signed up’, here is what I mean: if you do not have Exodus today, go to exodus.com and you will see a banner that says, ‘Public offering’.  Click on it and download Exodus, whether it is for your desktop or your mobile phone.  Then, inside of Exodus, you will be prompted on the public offering and what to do next.  Then all you have to do is click on it and then you can sign up for the whole process directly inside of Exodus and it will allow you to link your account with our partner Securitize.  Then you are going to want to fund your wallet and then you are going to be ready to go, because once we get closer we will send multiple emails out.  We will say, ‘Hey, this is where we are at.  This is what is happening’.  We will send you an email once the SEC qualifies this, so then you will know that, okay, the SEC has qualified this, this is happening very soon.

When the SEC qualifies it, the offering will go live within 24 hours and so you will want to be ready.  The way that you do not miss out is by being ready now, today, and then you can always email us at investors@exodus.com if you have any questions or you get stuck or any issues or concerns.  Email us at investors@exodus.com and we will help you out to make sure that you do not miss out.

Christopher Kingsley: I am combining a couple of questions here about being able to participate in this round in potentially restricted areas.  Some people are asking ‘Will I be able to participate as a Florida resident?’  Someone else asks ‘Will I be able to participate as a Texas resident?’  Another couple of people ask, ‘Will I be able to participate if I live abroad or overseas?’

JP Richardson: There are a number of questions to unpack there.  Let us start with the United States versus abroad.  This offering is focused on the United States first.  Originally, we had wanted to make this offering worldwide out of the gate, because that is part of the promise of what the blockchain provides.  Now we found that to move faster we had to go with the United States first.  However, we are going to open this up to the world when we set up with our partner MERJ and this will allow us to conduct a proper world IPO later this year.

For the United States, when the offering starts, unfortunately, because of the laws in Texas, Florida and Arizona, we cannot service those states initially.  However, once the offering starts, we can file with I believe the organization is FINRA and we can get approval for those three states and work with another organization to allow us to do that, and then we can bring in access to all the United States.

Therefore, the target is the United States first and then we will move outside the United States after we get it going there first.

Christopher Kingsley: ‘How will users be able to liquidate their ownership in Exodus if they want to move out of their stake in the future?’

JP Richardson: I do not know why you would want to liquidate your shares in Exodus, but I totally understand that there are some people who are going to want to do that.  The way that you would do it is by selling on tZERO.  As I said, we are working with our partner tZERO and you will be able to take your shares to tZERO and sell them there.  In addition to that, with the promise of the blockchain you can sell your shares in a peer‑to‑peer manner and once this offering is up and we have filled the entire round – so when it is closed – then we will provide instructions on how people can do that immediately, if that is something people want to do.  However, tZERO will be the platform that most people will want to sell their shares on.

Exodus Live Investor Webcast	Friday, 12th March 2021

James Gernetzke: Let me clarify just a smidge.  We are working with tZERO right now and the goal is to have that for US folks if they want to sell their shares or buy more shares.  As JP mentioned earlier, MERJ will be a similar function for non‑US folks.

Christopher Kingsley: ‘Is there a location or a link or somewhere where we can see the Apple Pay instructions to onramp?’

JP Richardson: That is one of the features that we have been a little quieter about.  No, out of the gate there is not, but it is something that we will make a video about and we will have that eventually on our YouTube channel.

Christopher Kingsley: ‘Are you becoming a competitor with Binance now?’

JP Richardson: To their credit, Binance have built up probably one of the largest organizations in cryptocurrency in addition to Coinbase.  However, most of their business is in the exchange base, which means that they hold your keys and we do not see a future where we want to be involved in Exodus holding your keys.  In the sense of eyeballs and in terms of people storing their cryptocurrency, exchanging their cryptocurrency, we are a competitor, but the way that they operate and the way that we operate is different.  I give a lot of respect to what they have accomplished up to now though.  They are still a young company and they have grown fast and it is because they have a working exchange all over the world and so they have done a great job at that.  However, overall, I would say we are not a competitor in the sense of what we do, but we are a competitor in having people use our platforms and store and exchange cryptocurrency.  That is the key thing, and having control of your wealth.

Christopher Kingsley: Our awesome support team who are watching this call posted a link in our channel here reminding people that we do have some knowledge base articles on the Support section of the website if anyone wants to investigate further about iOS and Apple Pay.  We will try to make sure to point that out when we get this posted online.

JP Richardson: Thank you, I appreciate that.  I should have mentioned our knowledge base.  I was thinking in terms of videos, but check out our knowledge base.  Support.exodus.com is one of the best knowledge bases in the industry.  You can Google a lot of terms and that is the one that comes up a lot.  You can search ‘how to buy Bitcoin with Apple Pay’ and I will bet you our knowledge base is right up in the top 10 if not the top three.  Thank you for pointing that out.

Christopher Kingsley: ‘What is the difference between this offering and an ICO or IEO offering?  What are the major differences?’

JP Richardson: The biggest difference is that this is equity ownership in a profitable company.  With an ICO you are just buying a token on a hope and a dream that maybe the project will be useful later in the future; that maybe it is going to do something and allow you to sell that token for a little bit higher price than what you bought.  Look, 2017 brought a lot of ICOs, there was ICO mania.  You could go to a coffee shop and overhear people talking about, ‘Did you invest in that ICO?’  ‘Oh yeah, I got in that one.  Did you get in that one?’  It was wild.  How many of those ICOs came to fruition in real projects that deliver real value to people around the world?  Of course some did.  Absolutely some have brought real value and have real customers, but for those of you who bought into those ICOs, you have no ownership or control in the company that has built that project.  This is something completely new, completely unique.  This is ownership in a company.

Exodus Live Investor Webcast	Friday, 12th March 2021

It gets crazier: imagine a world where we were to blend equity ownership in these digital shares with a world of utility and loyalty.  We could create a whole new loyalty program directly inside of Exodus potentially that would allow people to be super fans.  We could pioneer a new model where you could imagine, let us say you go into Starbucks 10 years from now and I guess an Americano might cost you, I do not know, 16 bucks.  You go in and you buy your $16 Americano and because the blockchain is programmable money, you could imagine a world where the person you are buying your coffee might say, ‘Mr. Richardson, you come into Starbucks quite often, would you like to round up your purchase today and own a piece of Starbucks because this is your favorite place to buy coffee?’  You can see a world of possibilities here, because we are talking about programmable money, we are talking about programmable equity and this is something that has never been done before.  Yes, ICOs had their use in the time, but again it was never about ownership, never about control, never about equity, and that is what we are talking about here, raw ownership in a profitable company.

James Gernetzke: To follow up on that, there has been some other questions about dividends per se.  This is equity like any other company and so should we issue dividends?  We are not planning on issuing dividends any time soon, as we mentioned in the Reg A, because we are planning on reinvesting in the company and growing the company.  However, should we do dividends in the future, as part of ownership, owners in the company receive dividends and we would be able to do that and anything else.  Annual meetings and voting, everything that comes along with traditional equity ownership will be part of this, as well as all the wonderful things that JP mentioned earlier.

JP Richardson: Imagine a software interface for corporate governance.  You have your digital stock and you can vote on all corporate governance matters and, as James mentioned, you can get your dividend payouts all in one interface.  What we are talking about here – and a lot of you have heard this – the blockchain is the internet of money.  The internet of money, though, does not have a web browser today, that is what this is.  Therefore, you can imagine a future where you have all sorts of unique interfaces and software built on top of this that allow you to do cool things like voting and receiving dividends all directly in one software platform.

Christopher Kingsley: Moving on to a two‑part question, ‘One, is there a maximum amount of money that I can invest in this offering?  Two, what is the implied valuation of Exodus for this offering?’

JP Richardson: Elon Musk, is that you?  I told you not to join.  The maximum amount that you can invest is 75 million, but please do not invest 75 million.  Yes, the maximum is 75 million and, CK, what was the second part of that question?

Christopher Kingsley: ‘What is the implied valuation of the company in this offering?’

JP Richardson: The implied valuation is 710 million.  James, I will let you add more to that.

Exodus Live Investor Webcast	Friday, 12th March 2021

James Gernetzke: Yes, a lot of people are probably wondering.  Since we did not use an investment bank, we had work really diligently on this.  As a cryptocurrency fintech company, I think we compare favorably to valuations of other companies in our industry, especially such as Coinbase.  For example, I believe that they are probably going to end up trading, I do not know for sure, but the articles I have ready indicated that they would trade approximately over 80 times 2020 revenues.  Our valuation implies about 33 times 2020 revenues.  Just for one quick example.

Christopher Kingsley: Moving a little bit away from value and thinking about the technology, this viewer asks, ‘How sure are you about the hackability of the Exodus platform or wallet?’

JP Richardson: Great question.  What a lot of people do not realize is that behind the scenes we take security insanely seriously.  In fact, what we did early on is I, personally, given my engineering background, reviewed every single line of code that made it into the wallet, even third party code that we use.  In addition, we did the security audits on the software and we have created a process now where we have two engineers review every line of code.  The reason we do that is because we recognize it is so important for you to have your money safe.  I, personally, have about 98% of my net worth stored in Exodus and so if there was ever an issue I would lose everything.  Given that I do not want to lose everything and I do not want our customers to lose everything, we take security very seriously and these are the processes that we have in place to ensure that Exodus is secure.  In addition to that, we have some of the most talented security engineers working for Exodus.  We have one person who is on the Node.js security committee and this person is fanatical about keeping software secure.  We have another security engineer who is one of the top 20 hackers on HackerOne and this person helps to keep our software secure.  Both of them oversee this entire process and so we are proud of where we are at today and we are very confident in the security of Exodus.

Christopher Kingsley: ‘Will we be able to see and monitor the shares we purchase directly in the Exodus wallet app or need to go somewhere else?’

JP Richardson: Again, you will receive emails telling you about all the events leading up to it, but we will tell you when the offering starts and, right when you purchase your shares, inside the Exodus interface, just next to all the other cryptocurrency, you will see a new asset.  The ticker for that asset, which is our stock, is E‑X‑I‑T, EXIT, and so you will see it all within Exodus.  It will all be right there in one platform and so, no, you do not have to leave Exodus to see your shares of Exodus.

Christopher Kingsley: ‘Can you tell us how many people have pledged or expressed interest to invest in the Reg A+ offering?’

JP Richardson: At this moment, we cannot.  However, what we can say is that there are a lot of people who have pledged and a lot of people who are really excited about participating, so much so that we believe this is going to go fast.  Now, James, you have been working more with the legal team, if I am wrong on that please correct me and jump in and share all the details with our viewers here.

Exodus Live Investor Webcast	Friday, 12th March 2021

James Gernetzke: I do not know that we are quite ready to go deeper into the details, but we are definitely in the tens of thousands of people who have expressed interest.  From that perspective, I would say that there is a lot of interest and we are very excited and, as JP said, please make sure that you have downloaded the wallet, registered with Securitze and funded your wallet, so that you are ready to go when the time comes.

Christopher Kingsley: ‘Can you explain what happens in a situation where too many people subscribe or an oversubscription scenario?’

JP Richardson: In an oversubscription scenario, we would be beyond $75 million.  This offering is only up to $75 million, so after that we would have to refund that money back to the oversubscribed people.

James Gernetzke: As we have mentioned in the Circular, it is on a first come first served basis, so the first folks in get the shares, the last $75 million in.  The folks after that are the ones who will be refunded; not to insert a down note.  We are planning on working with tZERO and MERJ for after the offering.  We are thinking about everything.

JP Richardson: That is a great point, James, I am glad that you said that.  If this offering goes really quick and you miss out, in the future you would have an opportunity at tZERO to buy shares there as well.

Christopher Kingsley: We have time for one more question.  ‘What did your revenue growth look like from last year to what you have seen, so far, this year?’

JP Richardson: James, I will let you take that one.

James Gernetzke: Yes, I like the good news.  Last year, we were at 21.3 million in revenue and we are on track for 20‑25 million in revenue in Q1.  We are predicting there is a strong chance that we will have more revenue in the first quarter of 2021 than we did the entire year last year.  We are having a great Q1.

Christopher Kingsley: Awesome.  Well, we are at the top of the hour here and, just to be respectful of everybody’s time, we are going to call the question and answer to a close here today.  We will say, though, that we received an overwhelming number of questions here; it looks like we have 142 that have been submitted.  We will try to take those questions, make sure to sort through them so that we take out the duplicates, and try to add them to the Frequently Asked Question section of our investors’ website at exodus.com/investors.  With that, JP, James, thank you so much for your time today and thank you to everyone who joined us.

JP Richardson: Let me just add thank you, everybody.  Thank you for joining.  Please go to our Twitter page @exodus_io, where you are going to see a lot of updates, and we are going to be on Clubhouse this coming week.  We are going to spend a lot of time on Clubhouse; we are going to have more of an intimate conversation, as well, so you can meet us there.  We may do another one of these webinars.  Check these things out.  Thank you for your time, thank you for joining in this conversation with us and making history.  We are pumped up and fired up about it, so thank you so much for joining us.

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